

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 30, 2016

Robert A. Riecker
Chief Accounting Officer
Sears Holdings Corporation
3333 Beverly Road
Hoffman Estates, IL 60179

> **Re:** **Sears Holdings Corporation**
> **Form 10-K for the Fiscal Year Ended January 30, 2016**
> **Filed March 16, 2016**
> **File No. 1-36693**

Dear Mr. Riecker:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ William H. Thompson

     William H. Thompson
     Accounting Branch Chief
     Office of Consumer Products